UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________
Commission file number: 001-14460
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Agrium 401(k) Savings Plan for Union Employees at
Florence, AL, Mulberry, FL, & Americus, GA
4582 South Ulster Street, Suite 1700
Denver, CO 80237
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Agrium Inc.
13131 Lake Fraser Drive Southeast
Calgary, Alberta
Canada T2J 7E8

AGRIUM 401(K) SAVINGS PLAN
FOR UNION EMPLOYEES AT
FLORENCE, AL, MULBERRY, FL & AMERICUS, GA
TABLE OF CONTENTS
Schedule I (Form 5500) 2010 — Financial Information — Small Plan

SCHEDULE I Financial Information — Small Plan omb no, 1210-0110 (Form 5500) This schedule is required to be filed under section 104 of the Employee 2010 Department of the Treasury Retirement Income Security Act of 1974 (ERISA). and section 6058(a) of the Internal Revenue Code (the Code) Department of Labor File as an attachment to Form 5500. This Form is Open to Public Pension Benefit Guaranty Corporator Inspection For calendar plan year 2010 or fiscal plan year beginning and ending A Name of plan B Three-digit plan number (PN) Agrim 401 (k) Savings Plan for Union Employees at Florence AL, C Plan sponsor’s name as shown on line 2a of Form 5500 D Employer Identification Number |EIN) Agrim Inc. 91-1589568 Complete Schedule I if the plan covered fewer than 100 participants as of The beginning of The plan year. You may also complete Schedule I if you are filing as a small plan under the B0-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE Part I Small Plan Financial Information Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an Insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. Round off amounts to the nearest dollar. 1 Plan Assets and Liabilities: (3) Beginning of Year (b) End of Year a Total plan assets 1a 77,541 b Total plan liabilities 1b C Net plan assets (subtract line 1b from line 1a) 1c 77,541 88,880 2 Income, Expenses, and Transfers for this Plan Year: (a) Amount (b) Total a Contributions received or receivable: Employers , 2a(1) Participants 2a(2) 5,830 Others (including rollovers) 2a(3) b Noncash contributions 2b C Other income 2c 6,245 d Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c) 2d 2,075 e Benefits paid (including direct rollovers) 2e f Corrective distributions (see instructions) 2f g Certain deemed distributions of participant loans (see instructions) 2g h Administrative service providers (salaries, fees, and commissions). 2h i Other expenses. , 2i j Total expenses [add lines 2e, 2f, 2g, 2h, and 2i) 2j 736 k Net income (loss) (subtract line 2j from line 2d) 2k — ’ I Transfers to (from) the plan (see instructions) 2l 3 Specific Assets: If The plan held assets at anytime during the plan year in any of the fallowing categories, check “Yes” and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan’s interest in a commingled trust containing the assets of more than one plan on a line- by-line basis unless the trust meets one of the specific exceptions described in the instructions. Yes No Amount a Partnership/joint venture interests 3a b Employer real property , 3b C Real estate (other than employer real property) 3c d Employer securities... . 3d e Participant loans.. , .. . 3e For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500 Schedule I (Form 5500) 2010 V.092308 1

Schedule I (Form 5500) 2010 Page 2- Yes No Amount 3f Loans (other than to participants),.. 3f g Tangible personal property.. 3g | Part II I Compliance Questions 4 During the plan year: Yes No Amount a Was there a failure to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? Continue to answer “Yes” for any prior year failures until fully corrected- (See instructions and DOL’s Voluntary Fiduciary Correction Program.) 4a b Were any loans by the plan or fixed income obligations due the plan in default as of the close of plan year or classified during the year as uncollectible? Disregard participant loans secured by the participant’s account balance 4b C Were any leases to which the plan was a party in default or classified during the year as ncollectible? 4C d Were there any nonexempt transactions with any party-in-intersst? (Do not include transactions reported on line 4a.) ., 4d e Was the plan covered by a fidelity bond? 4e f Did the plan have a loss whether or not reimbursed by the plan’s fidelity bond, that was caused by fraud or dishonesty? 4f g Did the plan hold any assets whose current value was neither readily determinate on an established market nor set by an independent third party appraiser? ... 4g h Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser? 4h i Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or pannership/joint venture interest? 4j j Were all the plan assets either distributed to participants or beneficiaries transferred to another plan. or brought under the control of the PBGC? 4j k Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IOPA) under 29 CFR 2520.104-46? If ‘No.” attach an IQPAs report or 2520,104-50 statement (See instructions on waiver eligibility and conditions.)..- — 4k I Has the plan failed to provide any benefit when due under the plan? 4l m If this is an individual account plan, was there a blackout period? (See instructions and 29 CFR 2520.101-3-)-.. 4m n If 4m was answered “Yes,” check the “Yes[1] box if you other provided the required notice or one of the exceptions to providing the notice applied under 29 CFR 2520,101-3 4n 5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If “Yes,” enter the amount of any plan assets that reverted to the employer this year. . Yes No Amount: 5b If during this plan year, any assets or liabilities were transferred from this plan to another plan(s) identify the plan(s) to which assets or liabilities were transferred (See instructions.) 5b(1) Name of plan(s) 5b(2) EIN(S) 5b(3) PN(s)

SIGNATURE
THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, Agrium U.S. Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 20, 2011	AGRIUM 401(K) SAVINGS PLAN FOR UNION EMPLOYEES AT FLORENCE, AL, MULBERRY, FL, & AMERICUS, GA

	By:	AGRIUM U.S. INC.

/s/ Richard L. Gearheard Richard L. Gearheard
President and Chief Executive Officer